Exhibit

Exhibit Description

99.1	Announcement on 2013/01/03: To announce related materials on acquisition of machinery and equipment

99.2	Announcement on 2013/01/09: To announce related materials on acquisition of machinery and equipment

99.3	Announcement on 2013/01/10: To announce related materials on disposal of Novatek Corp. securities

99.4	Announcement on 2013/01/14: Represent subsidiary FORTUNE VENTURE CAPITAL CORP. to announce the board of directors approves to acquire common shares of TOPCELL SOLAR INTERNATIONAL CO. LTD.

99.5	Announcement on 2013/01/14: Represent subsidiary UMC New Business Investment CORP. to announce the board of directors approves to acquire common shares of TOPCELL SOLAR INTERNATIONAL CO. LTD.

99.6	Announcement on 2013/01/08: December Revenue

99.7	Announcement on 2013/01/15: the trading and pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC

Exhibit 99.1

To announce related materials on acquisition of machinery and equipment

1.Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2.Date of the occurrence of the event: 2012/08/30~2013/01/03
3.Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume: a batch; average unit price: $ 1,026,728,771 NTD; total transaction price: $ 1,026,728,771 NTD
4.Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): KLA-TENCOR CORPORATION; non-related party transaction
5.Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7.Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained):Not applicable
8.Terms of delivery or payment (including payment period and monetary amount):Base on purchase order payment term.
9.The manner of deciding on this transaction (such as tender invitation , price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department:
transaction: price negotiation; the reference basis for the decision on price:
market price. The decision-making department: the Selection Meeting
10.Name of the professional appraisal institution and its appraisal amount: Not applicable
11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12.Is the appraisal report price a limited price or specific price?:Not applicable
13.Has an appraisal report not yet been obtained?:Not applicable
14.Reason an appraisal report has not yet been obtained: Not applicable
15.Broker and broker’s fee: None
16.Concrete purpose or use of the acquisition or disposition: For production
17.Do the directors have any objection to the present transaction?:No
18.Any other matters that need to be specified: None

Exhibit 99.2

To announce related materials on acquisition of machinery and equipment

1.Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2.Date of the occurrence of the event: 2012/12/06~2013/01/09
3.Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume: one batch; average unit price:$ 512,813,349NTD; total transaction price:$ 512,813,349NTD
4.Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): TOKYO ELECTRON LIMITED; non-related party transaction
5.Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7.Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained):Not applicable
8.Terms of delivery or payment (including payment period and monetary amount):Base on purchase order payment term.
9.The manner of deciding on this transaction (such as tender invitation , price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department:
transaction: price negotiation; the reference basis for the decision on price:
market price. The decision-making department: the Selection Meeting
10.Name of the professional appraisal institution and its appraisal amount: Not applicable
11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12.Is the appraisal report price a limited price or specific price?:Not applicable
13.Has an appraisal report not yet been obtained?:Not applicable
14.Reason an appraisal report has not yet been obtained: Not applicable
15.Broker and broker’s fee: None
16.Concrete purpose or use of the acquisition or disposition: For production
17.Do the directors have any objection to the present transaction?:No
18.Any other matters that need to be specified: None

Exhibit 99.3

To announce related materials on disposal of Novatek Corp. securities

1.Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g.dividend yield):Common shares of Novatek Technology Corporation

2.Date of occurrence of the event:2012/12/18~2013/01/10

3.Volume, unit price, and total monetary amount of the transaction:

trading volume:7,350,871 shares; average unit price:$91.1045 NTD;

total amount:$669,697,426 NTD

4.Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed):Shares Conversion of zero coupon exchangeable bonds due 2014

5.Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: Not applicable

6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable

7.Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced):Not applicable

8.Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained):

Gain of $450,296,949 NTD

9.Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: Shares Conversion of zero coupon exchangeable bonds due 2014

10.The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: Based on the offering memorandum.

11.Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g.pledges):cumulative volume:21,462,970 shares; amount:$664,177,305 NTD; percentage of holdings:3.56%

12.Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement:

ratio of total assets:16.62%

ratio of shareholder’s equity:23.11%;

the operational capital as shown in the most recent financial statement:

$38,692,345 thousand NTD

13.Broker and broker’s fee:None

14.Concrete purpose or use of the acquisition or disposition:

Shares Conversion of zero coupon exchangeable bonds due 2014

15.Net worth per share of company underlying securities acquired or disposed of:Not applicable

16.Do the directors have any objection to the present transaction?:Not applicable

17.Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?:No

18.Any other matters that need to be specified: None

Exhibit 99.4

Represent subsidiary FORTUNE VENTURE CAPITAL CORP. to announce the board of directors approves to acquire common shares of TOPCELL SOLAR INTERNATIONAL CO. LTD.
1.Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g.dividend yield):Common shares of TOPCELL SOLAR INTERNATIONAL CO. LTD.
2.Date of occurrence of the event:2013/01/14
3.Volume, unit price, and total monetary amount of the transaction:
trading volume: Not exceeding 65,000,000 shares;
unit price:$10 NTD; total amount: Not exceeding $650,000,000 NTD;
(depands on other shareholders’ remittance)
4.Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed):
TOPCELL SOLAR INTERNATIONAL CO. LTD.; The company’s subsidiary
5.Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition:n/a
6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times:n/a
7.Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced):n/a
8.Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained):n/a
9.Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: Wire transfer
10.The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department:
The decision making manner: New share issuance
The decision-making department: Board of Directors
11.Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g.pledges):
cumulative volume: Not exceeding 71,507,817 shares;
amount: Not exceeding $694,008,854 NTD;
percentage of holdings: Not exceeding 26.09%
12.Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement:
ratio of total assets: 79.12%
ratio of shareholder’s equity: 79.95%
the operational capital as shown in the most recent
financial statement:$ 877,765 thousand NTD
13.Broker and broker’s fee: none
14.Concrete purpose or use of the acquisition or disposition: Long-term investment
15.Net worth per share of company underlying securities acquired or disposed of:
Net worth per share:$5.72 NTD
16.Do the directors have any objection to the present transaction?:no
17.Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?:@no
18.Any other matters that need to be specified:
ratio of total assets and ratio of shareholder’s equity are estimated by the upper limitation of transaction amount NTD650,000,000.

Exhibit 99.5

Represent subsidiary UMC New Business Investment CORP.to announce the board of directors approves to acquire common shares of TOPCELL SOLAR INTERNATIONAL CO. LTD.
1.Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g.dividend yield):
Common shares of TOPCELL SOLAR INTERNATIONAL CO. LTD.
2.Date of occurrence of the event:2013/01/14
3.Volume, unit price, and total monetary amount of the transaction:
trading volume: Not exceeding 135,000,000 shares;
unit price:$10 NTD; total amount: Not exceeding $1,350,000,000 NTD;
(depands on other shareholders’ remittance)
4.Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed):
TOPCELL SOLAR INTERNATIONAL CO. LTD.; The company’s subsidiary
5.Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: n/a
6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times:n/a
7.Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced):n/a
8.Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained):n/a
9.Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: Wire transfer
10.The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department:
The decision making manner: New share issuance
The decision-making department: Board of Directors
11.Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g.pledges):
cumulative volume: Not exceeding 170,930,738 shares;
amount: Not exceeding $1,495,693,480 NTD;
percentage of holdings: Not exceeding 62.38%
12.Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement:
ratio of total assets: 81.42%
ratio of shareholder’s equity: 81.44%
the operational capital as shown in the most recent
financial statement:$ 1,500,028 thousand NTD
13.Broker and broker’s fee:none
14.Concrete purpose or use of the acquisition or disposition: Long-term investment
15.Net worth per share of company underlying securities acquired or disposed of:
Net worth per share:$5.72 NTD
16.Do the directors have any objection to the present transaction?:no
17.Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?:
no
18.Any other matters that need to be specified:
Ratio of total assets and ratio of shareholder’s equity are estimated by the upper limitation of transaction amount NTD1,350,000,000.

Exhibit 99.6

January 8, 2013
This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3)
Endorsements and guarantees 4) Financial derivative transactions for the period of December 2012.

1)	Sales volume (NT$ Thousand)

Period	Items	2012	2011	Changes	%
December	Invoice amount	6,028,844	6,452,353	-423,509	-6.56%
2012	Invoice amount	79,076,675	80,103,632	-1,026,957	-1.28%
December	Net sales	7,796,821	8,104,902	-308,081	-3.80%
2012	Net sales	105,998,15	105,879,723	118,436	0.11%

2)	Funds lent to other parties (NT$ Thousand) : None

3)	Endorsements and guarantees (NT$ Thousand) :

Balance as of period end	This Month	Last Month	Limit of lending
UMC	0	0	41,181,228

4)	Financial derivatives transactions : None

Exhibit 99.7

United Microelectronics Corporation
For the month of December, 2012

This is to report 1) the trading of directors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC); 2) the pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC;

1)	The trading of directors, executive officers and 10% shareholders

Title	Name	Number of shares held as of November 30, 2012	Number of shares held as of December 31, 2012	Changes

—	—	—	—	—

2)	The pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders:

		Number of shares	Number of shares pledged
		pledged as of	as of
Title	Name	November 30, 2012	December 31, 2012	Changes
—	—	—	—	—